2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM	MORRISON FOERSTER LLP BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

December 5, 2016

BY EDGAR AND COURIER

Mr. Coy Garrison, Ms. Nicole Collings and Mr. Jaime John

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 16, 2016

File No. 333-213925

Form 10-K for the Fiscal Year Ended December 31, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2016

File No. 001-36405

Dear Mr. Garrison, Ms. Collings and Mr. John:

This letter is submitted on behalf of our client,  Farmland Partners Inc. (the “Company” or “FPI”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 1, 2016 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4, which was filed on November 15, 2016 and accepted by the Commission on November 16, 2016 (“Amendment No. 1”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Form 10-Q”).  The Company is concurrently filing on EDGAR Amendment No. 2 to its Registration Statement on Form S-4 (“Amendment No. 2”), which includes changes to Amendment No. 1 in response to the Staff’s comments.  We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to Amendment No. 1.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments to Amendment No. 1, the Form 10-K and the Form 10-Q refer to the Initial Filing and page references in the responses below refer to Amendment No. 2.  Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2, the Form 10-K or the Form 10-Q, as applicable.

Form S-4 Filed November 16, 2016

Unaudited Comparative Per Share Information, page 27

1.                                      We note your response to prior comment 2.  Please tell us the consideration you gave to presenting the pro forma book values per common share for FPI and AFCO based upon the amounts presented in the pro forma financial statements.  Specifically, we note adjustment (g) which reflects your intention to issue 14.9 million shares and OP units.

Response to Comment No. 1

Subsequent to the adjustment to FPI’s historical income (loss) discussed in the response to Comment No. 2 below, the calculation of book values per common share of FPI and American Farmland Company (“AFCO”) includes the impact of the issuance of approximately 12.5 million shares of FPI common stock issuable in the Company Merger. Typically, the Company would include the approximately 2.4 million units of limited partnership interest in Farmland Partners Operating Partnership, L.P. (“OP Units”) issuable in the Partnership Merger in the calculation pro forma diluted book value per common share. However, because there is a pro forma net loss per share, the Company has concluded that the inclusion of the OP Units in the calculation of pro forma book values would be anti-dilutive.

2.                                      Please update FPI’s historical income (loss) from continuing operations available to common stockholders per common share, basic and diluted for the nine months ended September 30, 2016.

Response to Comment No. 2

In response to the Staff’s comment, the Company has updated its historical income (loss) from continuing operations available to common stockholders per common share, basic and diluted for the nine months ended September 30, 2016 in the table on page 28 of Amendment No. 2.

Opinions of AFCO’s Financial Advisors, page 87

3.                                      We note your response to our prior comment 5. We also note your disclosure on page 95 that Citi may receive an additional fee currently estimated to be up to approximately $1 million.  Please revise your disclosure to clarify whether there is a cap on the fee.

Response to Comment No. 3

In response to the Staff’s comment, the Company has updated the disclosure on page 95 of Amendment No. 2.

American Farmland Company

Form 10-Q for the Quarterly Period Ended September 30, 2016

Non-GAAP Financial Measures, page 57

4.                                      We note from your response to prior comment 8 that the $1.3 million straight-line rent adjustment included in AFCO AFFO and NOI is reflective of the actual cash rent received as opposed to the revenue recognized under GAAP.  This adjustment does not appear to comply with the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“C&DIs”).  In future filings please revise the AFFO and NOI presentations to exclude the straight-line rent adjustment.

Response to Comment No. 4

We respectfully advise the Staff that AFCO has informed the Company that it will revise its presentation of adjusted funds from operations (AFFO) and net operating income (NOI) in future filings with the Commission.

5.                                      We note your response to prior comment 9.  AFCO’s net asset value presentation does not appear to comply with the guidance in Question 100.04 of the C&DIs.  In future filings please remove the presentation of this non-GAAP measure.

Response to Comment No. 5

We respectfully advise the Staff that AFCO has informed the Company that it will not present net asset value in future filings with the Commission.

Farmland Partners Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Anal ysis of Financial Condition and Results of Operations.

Non-GAAP Financial Measures, page 69

6.                                      We note your response to prior comment 11. We are still reviewing your response and may have additional comments.

Response to Comment No. 6

We respectfully acknowledge the Staff’s comment.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 5 — Real Estate, page 14

7.                                      We note your response to prior comment 12.  Please tell us whether you entered into new leases with any of the former tenants of the prior owner and if so, tell us the extent to which the Forsythe Farms property was leased to these former tenants.

Response to Comment No. 7

As noted in the Company’s response to prior Comment No. 12, at the time of the Company’s acquisition of the Forsythe Farms in March 2016, all of the existing leases on the Forsythe Farms had expired by their terms.  In connection with the Company’s acquisition of the Forsythe Farms, the Company entered into new leases with several tenants, including certain tenants who previously had been parties to leases with the prior owner and new tenants that did not have any tenancy relationship with the prior owner. As a result of the entry into agreements with new tenants that did not have a relationship with the prior owner and the re-allocation of acreage footprints of tenants generally, approximately 44% of the acreage related to the Forsythe Farms acquisition currently is operated by a different tenant under the Company’s ownership as compared to the prior ownership. Furthermore, the prior owner of the Forsythe Farms provided its tenants with significant services, including grain merchandising, drying and storage. In contrast, the Company provides no such services to its tenants, which is a practice consistent with its intention to maintain its status as a REIT for U.S. federal income tax purposes. Finally, notwithstanding that the Company entered into leases with some of the prior owner’s legacy tenants, the terms and structure of the new leases with the Company that were entered into in connection with closing are fundamentally different from the terms of the leases that those tenants had with the prior owner in the following material ways:

•      the leases with the prior owner all provided for fixed cash rent payments per acre, while the Company’s leases with Forsythe Farms tenants provide for a range of different lease structures, including leases with 100% fixed cash rents, leases with partially fixed and partially variable rents, and leases with 100% variable rents;

•      all of the leases with the prior owner had terms of one year, while the majority of Company’s leases with Forsythe Farms tenants have terms of three or four years; and

•      the leases with the prior owner required the prior owner to pay for a significant portion of certain input costs, while the Company’s leases with the Forsythe Farms tenants do not include any cost participation provisions.

The Company respectfully advises the Staff that it considers the provisions of FASB Accounting Standards Codification Topic 805, Business Combinations (“Topic 805”), to determine whether an acquisition of farmland should be treated as business combination or an asset acquisition in accordance with GAAP. If the farmland asset acquired does not meet the definition of a “business” under Topic 805, the Company accounts for the transaction as an asset acquisition rather than a business combination. On the other hand, if the farmland assets acquired meet the definition of a business under Topic 805, the Company applies the acquisition method of accounting for a business combination as provided for in Topic 805.

Topic 805 defines the term “business” as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” Topic 805 also sets forth additional guidance on what constitutes a business and provides that a business is comprised of three elements: input; process; and output. Topic 805 defines the first element, input, as

“[a]ny economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.” Topic 805 defines the second element, process, as “[a]ny system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.” Topic 805 provides examples of what constitutes a process, which include “strategic management processes, operational processes, and resource management processes.” With respect to the third element, output, Topic 805 provides that outputs are created by the combination of the first two elements (i.e. inputs and processes applied to those inputs), but are not required for an integrated set to qualify as a business.

In accordance with the Company’s policies, when the Company acquires farmland that was previously operated as a rental property, the Company evaluates whether one or more leases are in place or crops are being produced at the time of closing of the acquisition.  If a lease is in place or a crop is being produced at the time of acquisition, the Company accounts for the transaction as a business combination and charges the costs associated with the acquisition to acquisition and due diligence costs on the statement of operations as incurred. Otherwise, acquisitions with no lease in place or crops being produced at the time of acquisition are accounted for as asset acquisitions.  When the Company acquires farmland in a sale-lease back transaction with newly originated leases entered into with the seller, the Company accounts for the transaction as an asset acquisition and capitalizes the transaction costs incurred in connection with the acquisition.

As a result of significant tenant turnover, the difference in the business models of the Company relative to the prior owner, the differences in terms of the Company’s current leases relative to the terms of the leases under the prior owner and the degree of competition among tenants in the local marketplace, the Company did not acquire any intangible assets related to the tenants’ relationships with the Forsythe Farms’ prior owner.

Furthermore, the Company’s acquisition of the Forsythe Farms did not result in the Company assuming or acquiring any standards, protocols, strategic management processes, operational processes, resource management processes or employees of the prior owner of the Forsythe Farms.  Accordingly, because the Company did not acquire “processes” within the meaning of Topic 805, the criteria to qualify as a business under Topic 805 are not satisfied and the acquisition is appropriately accounted for as an asset acquisition.

8.                                      We note your response to prior comment 13.  However, Question 100.02 of the C&DIs states that “it may be necessary to recast prior measures to conform to the current presentation.”  In future filings please revise your calculation of AFFO and Adjusted EBITDA to remove the crop-year revenue adjustments for all periods presented to comply with the guidance in Questions 100.02 and 100.04 of the C&DI’s.

Response to Comment No. 8

We respectfully advise the Staff that the Company will remove the crop-year revenue adjustment for all periods presented to comply with the guidance in Questions 100.02 and 100.04 of the C&DI’s.

* * * *

The Company respectfully believes that the proposed modifications to the Initial Filing made in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon

cc:	Paul A. Pittman Farmland Partners Inc.
Luca Fabbri Farmland Partners Inc.
John T. Haggerty Goodwin Procter LLP
Lauren C. Bellerjeau Morrison & Foerster LLP

Enclosure (1)